The Pilgrim’s Pride Corporation (PPC)

Vote Yes: Proposal #7 Provide a report regarding the efforts and planning to eliminate deforestation within the supply chain by 2025

Annual Meeting: April 26, 2023

CONTACT: Christopher Richardson, Shareholder Advocacy Associate, Mercy Investment Services

crichardson@Mercyinvestments.org

SUMMARY

●	The impacts of climate related risk from deforestation expose Pilgrim’s Pride to operational disruptions, potentially resulting in loss of value and permanent sector-wide losses. Exposure will be particularly high without attaining Net Zero, which can only be achieved through a viable company-wide deforestation strategy.
●	Pilgrim’s Pride lags its competitors in setting time-bound commitments to eliminate deforestation from its supply chain. Many of the Company’s primary competitors have taken the steps to address the associated material risks and set deforestation reduction targets.
●	Investors of Pilgrim’s Pride may be at risk of lowering market returns as financial institutions and the public become weary of major contributors to ecological loss through deforestation. Financial institutions totaling $9 trillion in AUM have committed to eliminating agricultural commodity-driven deforestation from their portfolio by 2025.

Shareholders are urged to vote “FOR” proposal # 7

RESOLVED CLAUSE

Shareholders of Pilgrim’s Pride request a report on how it will accelerate its efforts to eliminate deforestation from its supply chains, so as to independently verified deforestation free supply chains by 2025.

Supporting statement

In achieving this goal, proponents defer to management discretion but recommend:

•	Eliminating native vegetation conversion and primary forest degradation from its supply chains by 2025
•	Annually disclosing the company’s forest footprint and deforestation-free commodity volumes
•	Annually disclosing Scope 3 emissions related to deforestation and land-use change
•	Considering the guidance of the Accountability Framework Initiative and the Science Based Targets Initiative

RATIONALE DETAILS

The impacts of climate related risk from deforestation expose Pilgrim’s Pride to operational disruptions, potentially resulting in loss of value and permanent sector-wide losses.

The drivers of deforestation are complex; however, there is consensus that cattle-ranching and agriculture are among the main contributors to the global climate challenge.1 Products such as beef, palm oil, and soy, which are all sourced by Pilgrim’s Pride, have been identified as key drivers to biodiversity loss and escalated climate emissions.2

Companies that fail to manage their environmental performance expose themselves to multiple business and operational risks. The Company confirms exposure to climate and nature-related risks in its 10-K, noting that “climate change may have a long term-adverse impact on our business.”3 Combined these risks and costs could rise to $80 billion for companies that choose to not act and tackle deforestation in their supply chains.4

The physical effects of climate change, including more extreme droughts, flooding, and fires may decrease yields and affect input costs and volumes for years to come. The toll deforestation can have on the environment may result in agricultural production to be less resilient to these occurrences, which the Company is highly subjected to, potentially resulting in a threat to operational production and efficiency.

Without a comprehensive company commitment and strategy to properly address deforestation, Pilgrim’s Pride could be at risk of taking a major share of the predicted 26% loss of value food companies may endure due to climate risk.5

Pilgrim’s Pride lags its competitors in setting time-bound commitments to eliminate deforestation from its supply chain.

As regions are starting to face loss of vegetation and biodiversity along with increased flooding and erosion, many peer companies are recognizing the imperative to assess their deforestation impacts and develop steps to curtail those impacts as soon as possible.

Pilgrim’s Pride and its parent organization, JBS, have both publicly acknowledged the impacts of deforestation and seek to eliminate it within its supply chain. For example, Pilgrim’s European subsidiary in Moxy Park has committed to eliminate deforestation in their targeted supply chain for soy and palm oil by 2025 and JBS has committed to be supply chain free by 2030.6 7

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1 https://www.reutersevents.com/sustainability/deforestation-material-risk-companies-can-no-longer-ignore

2 https://www.cdp.net/en/forests

3 https://ir.pilgrims.com/static-files/7b4dcb3d-4b50-4148-98c3-2ad410f5ca36

4 https://www.cdp.net/en/articles/forests/companies-risk-almost-80-bn-without-action-to-tackle-deforestation-in-their-supply-chains

5 https://climatechampions.unfccc.int/unpriced-nature-and-climate-risk-could-wipe-off-billions/

6 https://sustainability.pilgrims.com/stories/responsible-sourcing-soy-policy/

7 https://www.greenpeace.org/usa/news/jbs-extends-immunity-to-forest-criminals-to-feed-its-supply-chain-until-at-least-2035-in-surreal-global-commitment/

However, these policies are inadequate to address the scientistic consensus that, in order to keep global warming under 1.5C, Net Zero deforestation in agriculture and livestock for all company operated suppliers must cease by 2025.8

Many of Pilgrim’s peer companies including Tyson, Hormel, Conagra, Unilever, and Nestle have recognized the urgent need to end deforestation and have set time-bound commitments to eliminate deforestation within the 2025 mark, thus potentially setting these companies up to contribute to the mitigation of climate change and thrive in a changing business landscape.910 11

Investors may be at risk of lowering market returns as financial institutions and the general public become weary of major contributors to ecological loss through deforestation.

As the call to end deforestation has spread, financial institutions, investors, and the public are becoming more conscious about company driven biodiversity loss.

With financial institutions totaling more than $9 trillion in AUM committing to ending agricultural driven deforestation from their portfolios by 2025 and the potential for sector-wide losses due to climate change, amounting to potentially $150 billion, investors stand to see significantly lower market returns in companies that delay their participation in ending deforestation.12 13

Additionally, further returns may be impacted as the general public and consumers do not want products actively known to cause ecological destruction. Without taking the proper steps to set itself apart from potential irregularities and illegal deforestation claims due to Pilgrim’s parent company JBS, consumer share could be dwindled.14

Conversely, those that move early to accelerate the transition for solution development in nature, could gain portions of the forecasted $4.5 trillion in value expected through land use transition strategies such as entering new markets for biofertilizer, alternative proteins, and nature-base credits.15

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8 https://accountability-framework.org/the-afi-recommends-a-target-date-of-2025-or-sooner-to-eliminate-deforestation-and-conversion-in-supply-chains/

9 https://environmentamerica.org/updates/hormel-foods-commits-to-no-deforestation-by-2025/

10 https://www.nestle.com/sustainability/nature-environment/forest-positive/deforestation-supply-chains

11 https://www.unilever.com/planet-and-society/protect-and-regenerate-nature/deforestation-free-supply-chain/

12 https://climatechampions.unfccc.int/unpriced-nature-and-climate-risk-could-wipe-off-billions/

13 https://climatechampions.unfccc.int/company-net-zero-targets-at-risk-without-immediate-improvement-on-deforestation/

14 https://www.reuters.com/business/sustainable-business/brazil-audit-finds-32-jbs-cattle-amazon-state-irregular-farms-2021-10-07/

15 https://climatechampions.unfccc.int/unpriced-nature-and-climate-risk-could-wipe-off-billions/

RESPONSE TO THE COMPANY’S STATEMENT OF OPPOSITION

We are delighted to see that the Company has committed to and will be submitting net zero targets to the Science Based Targets initiative (SBTi) this year and will be including a comprehensive global deforestation commitment by 2025. However, investors would like to know if the commitment involves the elimination of deforestation from its entire supply chain. Investors seek to understand how the Company plans to accelerate these efforts.

Pilgrim’s UK has committed to ensure deforestation free soy and palm oil by 2025 but Pilgrim’s sourcing also includes beef, corn, and fiber-based packaging, which are also leading drivers of deforestation. Without adequate disclosure of the commitment's scope, the possibility of exposure to climate and nature-related risk is still present, thereby impacting business operations.

CONCLUSION

We urge shareholders to vote "YES" for Proposal #7 requesting that our company issue a report at reasonable cost, omitting proprietary information, accelerating efforts to eliminate deforestation from its supply chain by 2025.

Proponents commend company efforts acknowledging the impacts of deforestation, dedicating itself towards ensuring suppliers meet company policies to eliminate illegal deforestation, and Pilgrim’s Moy Park commitment to eliminating deforestation across their targeted supply chain by 2025.

However, we are concerned about the lack of management and disclosure related to deforestation within the Company’s extensive supply chain. The requested report would help to assure investors that the company is carefully assessing and working to address these risks. Accordingly, investors are encouraged to vote “FOR” this important request for enhanced assessment and disclosure.

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